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ALLISON FUMAI

allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

December 8, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Eileen Smiley, Division of Investment Management

Re:	Morgan Stanley ETF Trust (the “Trust”)
(File Nos. 333-266913; 811-23820)

Dear Ms. Smiley:

Thank you for your comments regarding the Trust’s registration statement on Form N-1A relating to the addition of a new series of the Trust: Eaton Vance Short Duration Municipal Income ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission” or “Staff”) on October 2, 2023.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 11 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 15, 2023. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the registration statement.

Comment 1.	Please complete all empty fields, including the ticker symbol and fees and expenses table. The Staff may have additional comments on such portions of the registration statement.

Response 1.           The Trust confirms that all empty fields will be completed in the Amendment.

Comment 2.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]he Fund may also invest in variable and floating rate demand instruments and tender option bonds.” Please supplementally confirm whether investments in variable and floating rate demand instruments and tender option bonds are included for purposes of the Fund’s 80% investment policy.

Response 2.           The Trust confirms that investments in variable and floating rate demand instruments and tender option bonds are included for purposes of the Fund’s 80% investment policy.

Comment 3.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]he Fund may invest up to 100% of its assets (plus the amount of any borrowings for investment purposes) in municipal securities, the interest on which may be subject to the federal alternative minimum tax for individuals.” Please supplementally explain and revise the disclosure to clarify how investments in obligations where the interest from which is subject to the federal alternative minimum tax relates to the Fund’s policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in municipal obligations, the interest on which is exempt from federal income tax and to the Fund’s investment objective of providing current income exempt from regular federal income tax.

Response 3.           The disclosure will be revised in the Amendment to clarify the Fund’s 80% investment policy as follows (additions denoted in bold and underline):

Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in municipal securities, the interest on which is exempt from regular federal income tax.

The Trust notes that in response to Question 4 in the “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff stated that “funds that use the term ‘municipal’ rather than ‘tax-exempt’ may count securities that generate income subject to the alternative minimum tax toward the 80% investment requirement, while funds that use the term “tax-exempt” may not.” Consistent with the Staff’s statement, the Trust confirms that such investments would be counted toward the Fund’s 80% investment policy. Moreover, the Trust does not believe that the above referenced disclosure is contradictory as the income from certain municipal obligations may be exempt from regular federal income tax but subject to the federal alternative minimum tax.

Comment 4.	Please revise the disclosure in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” to include a brief explanation of what “duration” means. The Staff notes that “Duration” is included as an additional risk of the Fund in the section of the Prospectus entitled “Additional Information About Fund Investment Strategies and Related Risks.”

Response 4.           The disclosure will be revised in the Amendment as follows (additions denoted in bold and underline):

Under normal circumstances, the Fund intends to maintain a dollar-weighted average portfolio duration of less than three years; however, the Fund may invest in individual municipal obligations of any maturity. Duration measures the time-weighted expected cash flows of a fixed-income security, while maturity refers to the amount of time until a fixed-income security matures.

Comment 5.	After taking into account any changes made to the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” in response to the Staff’s comments, please order the principal risks to align with the order in which such investments and/or strategies are expected to adversely affect the net asset value, yield and total return of the Fund.

Response 5.           The Trust respectfully acknowledges the comment but believes that the current presentation of the Fund’s principal risks is responsive to Item 4 of Form N-1A. The present ordering of risks accurately summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to adversely affect the Fund’s net asset value, yield, and total return. However, the disclosure will be revised in the Amendment such that “Municipals” will be listed as the first risk in the section of the Prospectus entitled “Fund Summary – Principal Risks.”

Comment 6.	Please confirm if investment in money market instruments, commercial paper and/or U.S. government securities are expected to be principal investment strategies of the Fund. The Staff notes that “Money Market Instrument Risk”, “Commercial Paper” and “U.S. Government Securities” are included in the section of the Prospectus entitled “Fund Summary – Principal Risks” but the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” does not include disclosure regarding such investments. If such investments are expected to be principal investment strategies of the Fund, please revise the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” accordingly. Alternatively, if such investments are not expected to be principal investment strategies of the Fund, please consider relocating the relevant disclosures to the section of the Prospectus entitled “Additional Information About Fund Investment Strategies and Related Risks” and/or to the Statement of Additional Information, as applicable.

Response 6.             The Trust confirms that investment in money market instruments, commercial paper and/or U.S. government securities are not expected to be principal investment strategies of the Fund. Accordingly, the relevant disclosure will be removed from the Prospectus and relocated to the Statement of Additional Information.

Comment 7.	The section of the Prospectus entitled “Details of the Fund – Investment Objective” states that “[i]f the Fund’s investment objective changes, the Fund will notify shareholders and shareholders should consider whether the Fund remains an appropriate investment in light of the change.” Please revise the disclosure to state the number of days’ notice shareholders would receive with respect to a change to the Fund’s investment objective.

Response 7.           The Trust respectfully acknowledges the comment; however, we note that investors are not required to receive 60 days’ or any other specific number of days’ notice of any change to the Fund’s investment objective. Accordingly, no changes will be implemented in response to this comment.

Comment 8.	Please make conforming changes to the Amendment as were made to the Trust’s registration statement on Form N-14 in response to the Staff’s comments on such registration statement. Please also supplementally confirm that the Fund will not invest more than 25% of its total assets in municipal obligations backed only by the assets and revenues of non-governmental users.

Response 8.          The Trust confirms that any such applicable changes made to the disclosure in the Trust’s registration statement on Form N-14 will be reflected in the Amendment. In addition, the Trust notes that the Fund’s fundamental industry concentration policy provides that, except as otherwise permitted by the 1940 Act or any applicable law, rule, order or interpretation, the Fund may not purchase any security if, as a result of that purchase, more than 25% of its total assets would be invested in securities of issuers within the same industry. As noted in the section of the Statement of Additional Information entitled “Investment Policies and Limitations – Additional Information About the Investment Policies and Limitations”, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and municipal obligations backed by the credit of a governmental entity are not considered to represent industries. The Trust confirms that municipal obligations backed only by the assets and revenues of non-governmental users would for this purpose be deemed to be issued by such non-governmental users and the Fund’s 25% limitation would apply to such issuers.

Comment 9.	The section of the Statement of Additional Information entitled “Investment Policies and Limitations – Additional Information About the Investment Policies and Limitations” states that “[t]he 1940 Act does not directly limit the Fund’s ability to invest directly in physical commodities.” Please revise such disclosure to more accurately reflect the limits set forth under the 1940 Act on the Fund’s investments in physical commodities or remove this disclosure entirely.

Response 9.           The disclosure will be revised in the Amendment to remove the referenced statement.

Comment 10.	Please revise the presentation of the signature page for the Registration Statement to more clearly reflect that the Attorney-in-Fact for the Independent Trustees has signed on behalf of all of the Independent Trustees rather than just a “Majority of the Trustees” as is currently noted on the signature page.

Response 10.         The Trust will revise the signature page accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai

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